

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2013

Via Email
Mr. Anthony S. Loumidis
Chief Financial Officer
EuroSite Power Inc.
45 First Avenue
Waltham, MA 02451

> **Re: EuroSite Power Inc.**
> **Amendment 1 to Registration Statement on Form S-3**
> **Filed April 1, 2013**
> **File No. 333-186799**

Dear Mr. Loumidis:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment two in our letter dated March 20, 2013. We believe that this transaction is a primary offering of your shares to the public, with the selling stockholders acting as a conduit in a distribution to the public. We note the following:

    - Your selling shareholders received the shares in a private placement on November 30, 2012, and thus have held the shares for fewer than five months.
    - You are registering 1,872,525 shares which appear to represent approximately 34.5% of your common stock outstanding held by non-affiliates.
    - At least two or more of your selling shareholders, including Anthony Low-Beer and Scarsdale Equities LLC, are in the business of underwriting securities or affiliated with a firm that does so.

Please identify the selling stockholders as underwriters and disclose that this is a primary offering or provide additional analysis to support your response by, for example, elaborating upon your description of these investors to explain why you consider them to be "long-term" investors.

2. We note your response to comment three in our letter dated March 20, 2013 and your indication that "the private placement investors were known to [you] before the transaction and, in some cases, were known to management for many years." Please elaborate upon this statement to explain how each investor was known to you and management before the transaction and the nature of the relationship. In this regard, we note your indication that "the bulk" of the shares were issued to existing shareholders but that does not explain why you believe that they were not influenced by the registration statement.

Incorporation of Documents by Reference, page 8

3. Please revise to incorporate by reference Amendment No. 1 to your Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed on April 8, 2013.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551- 3797, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Edwin L. Miller, Sullivan & Worcester LLP